UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ocular Therapeutix, Inc.

File No. 333-196932 - CF#31029

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Ocular Therapeutix, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 registration statement filed on June 20, 2014.

Based on representations by Ocular Therapeutix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8   through April 30, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary